EXHIBIT 99.1

US GAAP Press Release

Infosys Technologies Limited - Financial Release June 30, 2006

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended June 30, 2006

Q1 revenues grew sequentially by 11%

Guidance revised upwards. Revenues expected to grow 35.4% - 35.9% in fiscal 2007

Bangalore , India - July 12, 2006

Highlights

Consolidated results for the quarter ended June 30, 2006

  First quarter revenues at $ 660 million, up 38.7% from the corresponding quarter last fiscal
  Earnings per American Depositary Share (ADS)* increased to $ 0.63 from $ 0.45 in the corresponding quarter last fiscal
  38 new clients were added during the quarter.
  Gross addition of 8,097 employees (net 5,694) for the quarter
  58,409 employees as on June 30, 2006

Outlook for the quarter ending September 30, 2006 and the fiscal year ending March 31, 2007

  Consolidated revenues expected to be between $ 710 million and $ 715 million for the quarter ending September 30, 2006 (YoY growth of 35.5% - 36.5%) and between $ 2.91 billion and $ 2.92 billion for the fiscal year ending March 31, 2007 (YoY growth of 35.4% - 35.9%)
  Consolidated earnings per ADS* expected to be between $ 0.64 and $ 0.65 for the quarter ending September 30, 2006; (YoY growth of 25.5% - 27.5%) and between $ 2.70 and $ 2.73 for the fiscal year ending March 31, 2007; (YoY growth of 32.4% - 33.8%)

Infosys Technologies Limited ("Infosys" or "the company") today announced financial results for its first quarter ended June 30, 2006. Revenues for the quarter aggregated $ 660 million, up 38.7% from $ 476 million for the quarter ended June 30, 2005.

"Our efforts in building the brand, developing the client base, and expanding strategic accounts have fueled our robust organic model," said Nandan M. Nilekani, CEO, President and Managing Director.

Infosys is helping a large semiconductor company address its operational challenges through effective customer data management. A leading hi-tech distributor has lowered its IT support costs by adopting an Infosys shared-services model to provide Oracle ERP support for its multiple operating subsidiaries.

Infosys is working with a large specialty retailer in the US to develop a merchandise planning application that will permit planners to model the sales and inventory plans in real-time for improved decision-making and forecasting.

A Fortune 100 pharmaceutical and medical devices manufacturer is using Infosys' expertise in strategic business transformation initiatives to achieve an efficient world-class IT services sourcing model.

Infosys is defining the product roadmap for corporate actions for a leading US financial services conglomerate. Infosys is also helping the company with a buy-or-build analysis.

"We benefited from the depreciation of the rupee against all major currencies during the quarter," said V. Balakrishnan, Chief Financial Officer. "Our margins have been maintained, despite increase in salaries and visa costs. We continue to focus on margins without compromising on investments needed to meet our growth objectives."

* Not adjusted for stock split

Changes to Board of Directors

Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, turns 60 on August 20, 2006 and as per the service rules of the company, he will retire from the services of the company on that date. In this connection, the Board resolved to appoint Mr. Murthy as an Additional Director of the company with effect from August 21, 2006 and further resolved that Mr. Murthy will serve as the Non-Executive Chairman of the Board and Chief Mentor with effect from August 21, 2006.

The Board also resolved that Mr. Nandan M. Nilekani, currently the Chief Executive Officer, President and Managing Director of the company, be re-designated as the Chief Executive Officer and Managing Director with effect from August 21, 2006 and that Mr. S. Gopalakrishnan, currently the Chief Operating Officer and Deputy Managing Director, be promoted and re-designated as the President, Chief Operating Officer and Joint Managing Director with effect from August 21, 2006.

About the company

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions. These provide our clients with strategic differentiation and operational superiority, thereby increasing their competitiveness. Each solution we provide is delivered with the industry-benchmark "Infosys Predictability" that gives our clients peace of mind. With Infosys, they are assured of a transparent business partner, business-IT alignment with flexibility, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 58,000 employees in over 35 offices worldwide. For more information, visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (510) 402 3563 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

Infosys Technologies Limited and Subsidiaries

Consolidated Balance Sheets

	(Dollars in millions )
	As of
	March 31, 2006	June 30, 2006
	(1)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$889	$392
Investments in liquid mutual fund units	170	358
Trade accounts receivable, net of allowances	361	408
Unbilled revenue	48	57
Prepaid expenses and other current assets	40	51
Deferred tax assets	1	2
Total current assets	1,509	1,268
Property, plant and equipment, net	491	496
Goodwill	8	91
Intangible assets, net	-	19
Deferred tax assets	13	12
Advance income taxes	18	19
Other assets	27	33
Total Assets	$2,066	$1,938
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$3	$2
Income taxes payable	-	1
Client deposits	2	2
Unearned revenue	44	54
Other accrued liabilities	160	147
Total current liabilities	209	206
Non-current liabilities
Other non-current liabilities	5	5
Minority interests	15	2
Stockholders' Equity
Common stock, $0.16 par value 600,000,000 equity shares authorized, Issued and outstanding -275,554,980 and 276,843,176 as of March 31, 2006 and June 30, 2006, respectively	31	31
Additional paid-in capital	410	444
Accumulated other comprehensive income	9	(46)
Retained earnings	1,387	1,296
Total stockholders' equity	1,837	1,725
Total Liabilities And Stockholders' Equity	$2,066	$1,938

(1) March 31, 2006 balances were obtained from audited financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

	(Dollars in millions except per share data)
	Three months ended June 30,
	2005	2006
Revenues	$476	$660
Cost of revenues	274	389
Gross profit	202	271
Operating Expenses:
Selling and marketing expenses	32	45
General and administrative expenses	37	56
Total operating expenses	69	101
Operating income	133	170
Gain on sale of long term investment	-	1
Other income, net	7	28
Income before income taxes and minority interest	140	199
Provision for income taxes	18	23
Income before minority interest	$122	$176
Minority interest	-	2
Net income	$122	$174
Earnings per equity share*
Basic	$ 0.45	$ 0.63
Diluted	$ 0.43	$ 0.62
Weighted average equity shares used in computing earnings per equity share*
Basic	269,581,842	274,995,563
Diluted	277,086,163	281,403,388

* Not adjusted for stock split